Exhibit 99.18

ZenaTech Closes 25th Acquisition with Alberta, Canada-based Velocity Geomatics Inc., Expanding Drone as a Service into Environmental and Regulatory Services in the Oil and Gas Sector

Drone as a Service enters into a global oil and gas drone inspection services market growing at 28% per year as Company achieves stated interim goal from January 2025

Vancouver, British Columbia, (July 16, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces that it has completed the acquisition of Grand Prairie Alberta-based Velocity Geomatics Inc. doing business as Velocity Group, with operations and offices across Alberta, British Columbia and Saskatchewan. The acquisition marks ZenaTech’s first acquisition in drone-based geomatics for environmental and regulatory compliance and services in the oil and gas industry, establishing a Drone as a Service presence in a sector growing at over 28% annually. It also marks its 25th acquisition since its January 2025 statement citing it would achieve that number by mid-2026.

“This acquisition expands our Drone as a Service business into Canada’s oil and gas sector focused on environmental and regulatory assessments for oil extraction and pipelines, in one of the most significant energy markets in North America.  Importantly, it also demonstrates the achievement of one of our stated goals since our public offering in 2024, which was 25 acquisitions to support our Drone as a Service business. We have maintained an assertive acquisition strategy and anticipate setting new benchmarks in the near term,” said Shaun Passley, Ph.D., CEO of ZenaTech. “Velocity Group brings an established customer base, strong regional expertise, and extensive experience supporting drone-based surveying and geomatics projects including for some large and multinational oil and gas producers. We believe there is a significant opportunity to further enhance these services through AI-powered drone technology for surveying, mapping, inspections, and infrastructure monitoring applications, enabling us to establish a core expertise that we can bring to this fast-growing global industry.”

Velocity Group provides geospatial land surveying, geomatics, mapping, and environmental and regulatory compliance services for Western Canadian oil and gas producers. Operating from three regional offices and a head office in Grande Prairie, Alberta, the company supports projects throughout Alberta as well as British Columbia and Saskatchewan. Its services include surveying, mapping, and pre-site assessment support for commercial infrastructure and energy development projects. The company supports a portfolio of commercial clients in the oil and gas sector, including leading energy operators and established natural gas producers active across upstream and infrastructure development projects in Western Canada.

Drones are already deeply integrated into their operations, with approximately 80% of current projects utilizing drone-based workflows as part of surveying and geospatial data collection.

This transaction comes at a time when the global oil and gas drone inspection services market is valued at approximately USD 2.3 billion and is projected to grow at a compound annual growth rate of approximately 28.5%, according to market analysts, driven by increasing adoption of autonomous inspection, surveying, and compliance technologies across energy infrastructure.

ZenaTech’s Drone as a Service platform provides business and government clients with on-demand or subscription-based access to faster and superior drone-based services for a host of surveying, inspection, maintenance, power washing, inventory management, and precision agriculture services, without the capital costs or operational burdens of ownership. By acquiring established, profitable service companies currently using low-tech processes and ripe for drone innovation, ZenaTech is building a global, multi-service DaaS network of locations in communities anchored by existing customers and revenue, for next-gen drone integration designed for speed, precision, data, and safety benefits. The company is continuing to build its global business and network of locations as well as its integration of drones and new services.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform industrial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and a separate enterprise SaaS division of software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, and Asia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, and the IQ Aqua for underwater applications. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.